FORM 4
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.       Name and Address of Reporting Person*

           Weinand                      Italia                    Commisso
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           (Last)                     (First)                   (Middle)

         c/o Mediacom Communications Corporation, 100 Crystal Run Road
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                                     (Street)

         Middletown                  New York                    10941
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         (City)                      (State)                   (Zip)

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2.       Issuer Name and Ticker or Trading Symbol

        Mediacom Communications Corporation- MCCC
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3.       I.R.S. Identification Number of Reporting Person, if an
         entity (Vountary)

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4.       Statement for Month/Year

         February 2001
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5.       If Amendment, Date of Original (Month/Year)


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6.       Relationship of Reporting Person(s) to Issuer
                     (Check all applicable)

         [   ]   Director                       [   ]   10% Owner
         [ X ]   Officer (give title below)     [   ]   Other (specify below)

                      Senior Vice President, Programming
                      and Human Resources and Secretary
                     -----------------------------------
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7.       Individual or Joint/Group Filing
             (Check Applicable Line)

         [ X ]  Form filed by One Reporting Person
         [   ]  Form filed by More than One Reporting Person

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

                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

================================================================================================================================
1. Title of             2. Trans-    3. Trans-      4. Securities Acquired      5. Amount of         6. Owner-     7. Nature of
   Security                action       action         (A) or Disposed of          Securities Bene-     ship          Indirect
   (Instr. 3)              Date         Code           (D) (Instr. 3, 4            ficially Owned       Form: Di-     Beneficial
                          (Month/       (Instr. 8)     and 5)                      at End of            rect (D)      Ownership
                           Day/                                                    Month                or Indi-      (Instr. 4)
                           Year)                                                   (Instr. 3 and        rect (I)
                                                                                   4)                   (Instr. 4)
                                                    ------ --------- --------
                                                             (A) or
                                     Code     V     Amount   (D)       Price
---------------------   -----------  ----- -------  --------------------------  -------------------  ------------  -------------
Class A Common Stock    2/2/01       J(1)           85,000    A         (1)        85,500                D
----------------------  -----------  ----- -------  --------------------------  -------------------  ------------  -------------
----------------------  -----------  ----- -------  --------------------------  -------------------  ------------  -------------
----------------------  -----------  ----- -------  --------------------------  -------------------  ------------  -------------
----------------------  -----------  ----- -------  --------------------------  -------------------  ------------  -------------
----------------------  -----------  ----- -------  --------------------------  -------------------  ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person,  SEE Instruction
4(b)(v).
                                     Page 1


                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                    (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

-------   ---------- ---------  --------   ----------  ---------------  -------------- --------- ----------- ----------  -----------
1.Title   2.Conver-  3.Trans-   4.Trans-   5.Number       6.Date         7. Title      8.Price    9.Number   10.Owner-   11.Nature
  of        sion       action     action     of             Exer-           and          of         of          ship        of
  Deri-     or Ex-     Date       Code       Deri-          cisable         Amount       Deri-      Deri-       Form of     Indirect
  vative    ercise     (Month/    (Instr.    vative         and             of Under-    vative     vative      Deri-       Bene-
  Secur-    Price      Day/       8)         Secur-         Expir-          lying        Secur-     Secur-      vative      ficial
  ity       of         Year)                 ities          ation           Secur-       ity        ities       Secur-      Owner-
  (Instr.   Deri-                            Acquired       Date            ities        (Instr.    Bene-       ity:        ship
  3)        vative                           (A) or         (Month/         (Instr.      5)         ficially    Direct      (Instr.
            Secur-                           Disposed       Day/            3 and 4)                Owned       (D) or      4)
            ity                              of (D)         Year)                                   at End      Indirect
                                             (Instr.   ------- -------  -------  ------             of Month    (I)
                                             3, 4      Date     Expir-   Title   Amount             (Instr.     (Instr.
                                             and 5)    Exer-    ation            or                 4)          4)
                                                       cisable  Date             Number
                                           ----- -----                           of
                                Code  V     (A)   (D)                            Shares
--------- ---------- ---------  ---- ----  ----- ----- ------- -------  ------- ------ --------- ----------- ----------  ----------
Class B     (2)       2/2/01    J(1)             85,000  (2)(3) None    Class A  85,000   (2)      178,311       D
Common                                                                  Common
Stock                                                                   Stock
--------- ---------- ---------  ---- ----  ----- ----- ------- -------  ------- ------ --------- ----------- ----------  ----------
--------- ---------- ---------  ---- ----  ----- ----- ------- -------  ------- ------ --------- ----------- ----------  ----------
--------- ---------- ---------  ---- ----  ----- ----- ------- -------  ------- ------ --------- ----------- ----------  ----------
--------- ---------- ---------  ---- ----  ----- ----- ------- -------  ------- ------ --------- ----------- ----------  ----------
--------- ---------- ---------  ---- ----  ----- ----- ------- -------  ------- ------ --------- ----------- ----------  ----------
--------- ---------- ---------  ---- ----  ----- ----- ------- -------  ------- ------ --------- ----------- ----------  ----------
--------- ---------- ---------  ---- ----  ----- ----- ------- -------  ------- ------ --------- ----------- ----------  ----------
--------- ---------- ---------  ---- ----  ----- ----- ------- -------  ------- ------ --------- ----------- ----------  ----------

Explanation of Responses:

(1) The Reporting Person acquired 85,000 shares of Class A Common Stock from a third party in exchange for 85,000 shares of Class B Common Stock.

(2) Shares of Class B Common  Stock  convert into shares of Class A Common Stock
in  accordance  with  the  terms  of  the  Issuer's   Restated   Certificate  of
Incorporation on a one-for-one basis without payment of any conversion price.

(3) The shares of Class B Common Stock are subject to vesting in five equal annual installments, which vesting period is deemed to have commenced on April 21, 1997.


     /s/  Italia Commisso Weinand                             4/10/2001
     ---------------------------------------------       ------------------
     **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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